                                                        ------------------------
                                                             OMB APPROVAL

                                                        ------------------------
                                                        OMB Number: 3235-0058
                                                        Expires: March 31, 2006
                                                        Estimated average burden
                                                        hours per response..2.50
                              UNITED STATES             ------------------------
                   SECURITIES AND EXCHANGE COMMISSION   ------------------------
                         WASHINGTON, D.C. 20549             SEC FILE NUMBER
                                                               001-31443
                                                        ------------------------
                               FORM 12b-25              ------------------------
                                                             CUSIP NUMBER
                       NOTIFICATION OF LATE FILING            419879101
                                                        ------------------------

    (Check One);  |_| Form 10-K        |_|  Form 20-F       |_|  Form 11-K
                  |X|  Form 10-Q       |_|  Form N-SAR

                  For Period Ended:    JUNE 30, 2005
                                       -----------------------------------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended:
                                                  ------------------------------

    ----------------------------------------------------------------------------
          Read Instruction Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
    ----------------------------------------------------------------------------

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

    ----------------------------------------------------------------------------
    PART I -- REGISTRANT INFORMATION

    HAWAIIAN HOLDINGS, INC.
    ----------------------------------------------------------------------------
    Full Name of Registrant

    ----------------------------------------------------------------------------
    Former Name if Applicable

    3375 KOAPAKA STREET, SUITE G-350
    ----------------------------------------------------------------------------
    Address of Principal Executive Office (Street and Number)

    HONOLULU, HI  96819
    ----------------------------------------------------------------------------
    City, State and Zip Code

    PART II - RULES 12B-25(B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         | (a)  The reasons described in reasonable detail in Part III of this
         |      form could not be eliminated without unreasonable effort or
         |      expense;

         | (b)  The subject annual report, semi-annual report, transition report
         |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |X| |      portion thereof, will be filed on or before the fifteenth
         |      calendar day following the prescribed due date; or the subject
         |      quarterly report or transition report on Form 10-Q or subject
         |      distribution report on Form 10-D, or portion thereof will be
         |      filed on or before the fifth calendar day following the
         |      prescribed due date; and
         |
         | (c)  The accountant's statement or other exhibit required by Rule
         |      12b-25(c) has been attached if applicable.

     PART III -- NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
     10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On June 2, 2005, Hawaiian Airlines, Inc. ("Hawaiian"), the Registrant's
     sole operating subsidiary, consummated its joint plan of reorganization and emerged from bankruptcy. As previously disclosed in filings with the
     Securities and Exchange Commission, following Hawaiian's bankruptcy filing, the Registrant deconsolidated Hawaiian effective April 1, 2003 and prospectively accounted for its ownership interest in Hawaiian using the cost method of accounting. Hawaiian's emergence resulted in the Registrant regaining control of Hawaiian and will therefore be accounted for as a business combination (the acquisition of Hawaiian by the Registrant), with the assets and liabilities of Hawaiian recorded in the Registrant's consolidated financial statements at their fair values as of June 2, 2005.
     As a result, the Registrant's Quarterly Report on Form 10-Q for the
     quarterly period ended June 30, 2005 will contain consolidated results of the Registrant and Hawaiian (for the period from June 2, 2005 through June
     30, 2005) for the first time since 2003. In light of this undertaking, a substantial amount of time and effort is being expended by the Registrant and its advisors, including independent valuation specialists, in preparing this report, and additional time is required to ensure the accuracy and completeness of the reporting.

     PART IV -- OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

          RICHARD GOLDBERG, ESQ.             (212)              698-8740
          -----------------------------  --------------   ----------------------
                    (Name)                 (Area Code)      (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
          Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is no, identify report(s).   Yes |X|    No |_|

          ----------------------------------------------------------------------

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?   Yes |X|    No |_|

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As further described above, the Registrant consolidated Hawaiian as of
          June 2, 2005. As a result, there will be a significant change in the
          Registrant's results of operations for the three and six month periods ended June 30, 2005, as compared to the Registrant's results of operations for the corresponding periods in 2004, during which time the Registrant was a holding company with no business operations or properties.

     ===========================================================================
                             HAWAIIAN HOLDINGS, INC.

           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date   AUGUST 8, 2005          By:    /s/ Randall L. Jenson
            ---------------------          -------------------------------------
                                    Name:  RANDALL L. JENSON
                                    Title: CHIEF FINANCIAL OFFICER AND TREASURER

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement

     is signed on behalf of the registrant by an authorized representative
     (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
    ----------------------------------------------------------------------------
     Intentional misstatements or omissions of fact constitute Federal Criminal
     Violations (See 18 U.S.C. 1001).
    ----------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

     1.    This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
           General Rules and Relations under the Securities Exchange Act of
           1934.
     2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
           Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4.    Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5.    Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
           Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either
           Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of
           this chapter) or supply for an adjustment in filing date pursuant to
           Rule 13(b) of Regulations S-T (ss. 232.13(b) of this chapter).